SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     _____________________


                           FORM 11-K

                         ANNUAL REPORT


                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934

                     _____________________


          [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 2000

                               OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                 Commission file number 1-7981



                    Full title of the Plan:

     AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN



 Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                  AMERICAN GENERAL CORPORATION
                       2929 Allen Parkway
                     Houston, Texas  77019











AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000




Audited Financial Statements

  Report of Independent Auditors  . . . . . . . . . . . . . . . . . . .     1
  Statements of Net Assets Available for Benefits . . . . . . . . . . .     2
  Statements of Changes in Net Assets Available for Benefits  . . . . .     3
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .     4


Schedules

  Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year). .     12
  Schedule H, Line 4 (j) - Schedule of Reportable Transactions.  . . .     13
































                Report of Independent Auditors


Administrative Board
American General Employees' Thrift and Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the American General Employees' Thrift and Incentive Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the
responsibility of the Plan's management.   The supplemental schedules have
been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Houston, Texas
May 25, 2001






AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands



                                                       December 31,
                                                  2000             1999


Assets
  Investments (See Note C) . . . . . . . . . .  $564,534         $554,966


  Receivables
   Interest receivable . . . . . . . . . . . .       526                -
   Employer contributions  . . . . . . . . . .       619              248
   Participant contributions . . . . . . . . .       427              286
   Other . . . . . . . . . . . . . . . . . . .        41              140

    Total receivables  . . . . . . . . . . . .     1,613              674

       Total assets  . . . . . . . . . . . . .   566,147          555,640

Liabilities
  Payables
   Forfeitures . . . . . . . . . . . . . . . .        44              463
   Payable to other Qualified Plan . . . . . .       556                -
   Other . . . . . . . . . . . . . . . . . . .       962              463

       Total liabilities . . . . . . . . . . .     1,562              926

Net assets available for benefits  . . . . . .  $564,585         $554,714







The accompanying notes are an integral part of these financial statements.





AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands



                                                        Years Ended
                                                        December 31,
                                                   2000             1999


Additions to net assets
   Investment income
      Dividends . . . . . . . . . . . . . .      $ 9,074           $ 9,665
      Interest  . . . . . . . . . . . . . .        6,630             6,549
      Net appreciation in fair value of
        investments (See Note C)  . . . . .        9,665             9,991
          Total investment income . . . . .       25,369            26,205

   Contributions
      Companies'  . . . . . . . . . . . . .       18,293            16,225
      Participants' . . . . . . . . . . . .       32,954            29,081
          Total contributions . . . . . . .       51,247            45,306

                Total additions . . . . . .       76,616            71,511

Deductions from net assets
   Benefits
      American General Corporation common
        stock . . . . . . . . . . . . . . .       13,025             9,894
      Cash  . . . . . . . . . . . . . . . .       50,362            54,835
      Forfeitures . . . . . . . . . . . . .          377               991
      Participant loan origination fees . .           45                34

   Asset transfer to Affiliated Computer
      Services (See Note I) . . . . . . . .        2,936                 -

            Total deductions  . . . . . . .       66,745            65,754

            Net increase  . . . . . . . . .        9,871             5,757

Net assets available for benefits
            Beginning of year . . . . . . .      554,714           548,957

            End of year . . . . . . . . . .     $564,585          $554,714






The accompanying notes are an integral part of these financial statements.





AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life Insurance Company (American General Life) deposit administration group annuity contract, at contract value (see Note E); 2) investments in the North American (NA) Core Equity and Stock Index Funds, (formerly American General Series Portfolio Company Growth and Stock Index Funds), the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. NA is an open-end management investment company (mutual fund) whose investment advisor is American General Investment Management (AGIM). AGIM and American General Life are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund transfers are recorded at the market value of the amount transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.



AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible employees of American General and certain of its subsidiaries (the Companies). Salaried and certain regular employees are eligible to participate in the Plan after completion of 30 days of service. Non-salaried employees who have completed 1,000 hours of service in one service year and have attained age 21 are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by the Companies. The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by American General Life (Cash Fund); 3) shares of the North American Stock Index Fund (Stock Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Mid-Cap Fund, formerly called Small-Cap Fund); 5) shares of the North American Core Equity Fund (Large-Cap Blend Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Companies' contributions are invested solely in the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Mid-Cap, Large-Cap Blend, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to ten percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of IRC 401(k)(12).


AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds, no more than once each month. All changes, except transfers, are effective on the first day of the first pay period of each month. Transfers are effective on the last business day of the month the request is received.

Contribution Limitations

For 2000 and 1999, the total amount of participant pretax contributions is limited to $10,500 and $10,000, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 2000 and 1999, the total amount of base pay that can be used in determining contributions under the Plan is $170,000 and $160,000, respectively.


Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocation of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Effective January 1, 1999, the participants immediately become 100 percent vested in the Companies' contributions made in 1999 and subsequent years. These changes were made to allow the Plan to meet the safe harbor provisions of IRC 401(k)(12). Vesting in the Company's contributions made prior to January 1, 1999, and the earnings thereon become vested at a rate of two percent per month of plan participation after one year of service.


Any non-vested portion of the Companies' contributions made prior to January 1, 1999 will become 100 percent vested upon retirement, attainment of age 65, total disability, or death.



AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the last business day of the month in which the distribution request is made. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their non-vested interest in the Companies' contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are re-employed with a participating company before incurring five consecutive one-year breaks in service are entitled to their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document.


NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

In thousands
                                                           December 31,
                                                     2000              1999

American General Corporation
  common stock  . . . . . . . . . . . . . . . . .  $360,287*         $343,327*
American General Life Insurance Company
  deposit administration group
  annuity contract  . . . . . . . . . . . . . . .    95,500            94,861
North American Stock Index Fund . . . . . . . . .    48,009            51,150

*Includes both participant and nonparticipant-directed (See Note D)


AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS--Continued


The Plan's investments (including gains and losses on investments bought and sold as well as held during the years) appreciated (depreciated) in value as follows:

In thousands
                                                        Years Ended
                                                        December 31,
                                                   2000              1999

     Mutual funds . . . . . . . . . . . . . .   $(18,407)         $ 20,549
     Common stock . . . . . . . . . . . . . .     28,072           (10,558)
                                                 $ 9,665          $  9,991


NOTE D--NONPARTICIPANT-DIRECTED INVESTMENTS


Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

In thousands


                                                            December 31,
                                                        2000            1999

Net assets

    AGC common stock fund  . . . . . . . . . . . .   $360,735        $344,003


                                                             Years Ended
                                                             December 31,
                                                        2000             1999

Changes in net assets
   Contributions . . . . . . . . . . . . . . . . .  $ 27,647         $ 23,925
   Dividends . . . . . . . . . . . . . . . . . . .     8,056            7,298
   Interest  . . . . . . . . . . . . . . . . . . .       127               52
   Net appreciation (depreciation) . . . . . . . .    28,072          (10,558)
Asset transfer to Affiliated Computer Services . .    (2,106)               -
Benefits paid to participants  . . . . . . . . . .   (36,597)         (40,179)
Interfund transfers  . . . . . . . . . . . . . . .    (8,080)            (543)
Forfeitures  . . . . . . . . . . . . . . . . . . .      (374)            (980)
Loan origination fees. . . . . . . . . . . . . . .       (13)             (14)
                                                    $ 16,732         $(20,999)


The Stock Fund contains both participant and nonparticipant-directed contributions with earnings not separately determinable; therefore, the Stock Fund is considered a total nonparticipant-directed investment option.




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE E--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with American General Life, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by American General Life.

The contract had a guaranteed minimum rate of 6.25%, for 2000 and 1999. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 2000 and 1999 was 6.60% and 6.48%, respectively.

NOTE F--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

In thousands


                                                             December 31,
                                                        2000            1999
Net assets available for benefits
  per the financial statements . . . . . . . . . . .  $564,585        $554,714
Benefits payable to withdrawing participants . . . .    (4,316)         (4,353)
Net assets available for benefits
  per Form 5500  . . . . . . . . . . . . . . . . . .  $560,269        $550,361






AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


In thousands

                                                          Year Ended
                                                       December 31, 2000

Benefits paid to participants per the
  financial statements
    American General Corporation common stock . . . .        $13,025
    Cash  . . . . . . . . . . . . . . . . . . . . . .         50,362
      Total benefits paid to participants per
        the financial statements  . . . . . . . . . .         63,387
Benefits payable to withdrawing participants at
  year end  . . . . . . . . . . . . . . . . . . . . .          4,316
Benefits payable to withdrawing participants at
  beginning of year . . . . . . . . . . . . . . . . .         (4,353)
      Benefits paid to participants per
        Form 5500 . . . . . . . . . . . . . . . . . .        $63,350


NOTE H--FEDERAL INCOME TAXES

Based on a favorable determination letter dated July 14, 1999, the Internal Revenue Service has ruled the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE I--ASSET TRANSFER

In July 2000, American General outsourced approximately fifty employees who were participants of the Plan to Affiliated Computer Services. Assets of approximately $2.9 million, were transferred to a plan administered by Affiliated Computer Services.

NOTE J--SUBSEQUENT EVENTS

The Company intends to adopt the following plan amendments and/or plan procedural changes effective July 1, 2001:

   Merger of the VALIC Agents' and Managers' Thrift Plan into the Plan.

   The appointment of INVESCO Retirement Plan Services Company as
   Recordkeeper and Trustee.




AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE J--SUBSEQUENT EVENTS--Continued


   The spin off of CommoLoco, Inc., a Puerto Rican subsidiary of American General Finance, Plan participants into a separate plan and trust in compliance with the applicable Puerto Rican tax code provisions.









AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, Line 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2000

EIN: 74-0483432
PN: 001


In thousands, except share amounts

                                                                  Fair
   Issuer                Description               Cost           Value

American General       4,420,695 shares of       $157,957       $360,287
  Corporation*          common stock

American General Life  Deposit administration          **         95,500
  Insurance Company*    group annuity contract

North American*        1,237,353 shares of North       **         48,009
                        American Stock Index Fund

North American*        1,527,403 shares of North       **         21,842
                        American Core Equity Fund

Putnam                 876,393 shares of Putnam OTC    **         12,199
                        & Emerging Growth Fund

Templeton              850,120 shares of Templeton     **          8,790
                        Foreign Fund

Participant Notes*     Loans issued at interest        **          7,677
                        rates between 9.50%
                        and 10.50%

Vanguard               826,999 shares of Vanguard      **          6,988
                        Fixed Income Securities
                        Fund

State Street Bank      Short-term investments
 & Trust Company*       in money-market fund           **          3,242

                                                 $157,957       $564,534


*Party in interest

**Cost not required for participant-directed investments



AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

EIN: 74-0483432
PN: 001

In thousands


                                                            Current
                                                           Value of
Identity of                                        Cost    Asset on       Net
  Party                       Purchase   Selling    of    Transaction    Gain
 Involved      Description     Price      Price    Asset     Date       (Loss)

Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits


State Street
 Bank & Trust
 Company      S/T Investments $44,844   $     -  $44,844    $44,844    $   -

State Street
 Bank & Trust
 Company      S/T Investments       -    42,384   42,384     42,384        -

  (A)         Company Stock    32,700         -   32,700     32,700        -
  (A)         Company Stock         -    43,812   21,545     43,812   22,267


(A) Parties involved are not presented, as permitted by Section 25250.103-6
    (d)(1)(i) of the Department of Labor's Rules and Regulations.



Note: Includes both participant-directed and nonparticipant-directed transactions.


















                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Employees' Thrift and Incentive Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               AMERICAN GENERAL EMPLOYEES'
                                               THRIFT AND INCENTIVE PLAN


June XX, 2001
					       PATRICIA R. MCCANN
                                               Patricia R. McCann,
                                               Vice President - Benefits &
                                               Payroll







                           Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13407) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated May 25, 2001, with respect to the financial statements and schedules of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                               ERNST & YOUNG LLP

Houston, Texas
June 22, 2001